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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.      )*



                                 HYBRIDON INC.
                   -----------------------------------------
                               (Name of Issuer)




                                  COMMON STOCK
                   -----------------------------------------
                         (Title of Class of Securities)




                                   44860M801
                   -----------------------------------------
                                 (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     44860M801               13G              PAGE   2   OF   6  PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Froley, Revy Investment Co., Inc.
                  95-2931677
  -----------------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

  -----------------------------------------------------------------------------

  (3)     SEC USE ONLY

  -----------------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

  -----------------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                        NONE
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                         NONE
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                       713,010
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                   NONE
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                713,010 owned in the form of 5,000,000 convertible 144A Notes. (conversion ration of 142.602).
  -----------------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

 ------------------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.90%
 ------------------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
              IA
 ------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
                      (SECURITIES AND EXCHANGE COMMISSION)
                         Answers to Item #1 through #10


CUSIP NO.    44860M801                13G              PAGE   3   OF   6   PAGES
         ---------------------                              -----    -----



ITEM # 1

      (a)   Name of Issuer:                    Hybridon Inc.

      (b)   Address of Issuer's Principal
            Executive Offices:                 620 Memorial Drive
                                               Cambridge, Ma 02139

ITEM # 2

      (a)   Name of Person Filing:             Froley, Revy Investment Co., Inc.

      (b)   Address of Principal Business
            Office or, if none, Residence:     10900 Wilshire Blvd., Suite 900
                                               Los Angeles, CA 90024

      (c)   Citizenship:                       L.A.,  CA   USA

      (d)   Title of Class of Securities:      COMMON STOCK

      (e)   CUSIP Number:                      44860M801

ITEM # 3
-------

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS:


(a)    _________    Broker or Dealer registered under section 15 of the Act.

(b)    _________    Bank as defined in section 3(a)(6) of the Act.

(c)    _________    Insurance Company as defined in section 3(a)(19) of the Act.

(d)    _________    Investment Company registered under section 8 of the
                    Investment Company Act.

CUSIP NO. 44860M801                                     PAGE 4 OF 6 PAGES   13G
-------------------                                     -----------------   ---

(e)       X        Investment Advisor registered under section
      ---------    203 of the Investment Advisors Act of 1940.

(f)                Employee Benefit Plan, Pension Fund which is subject to the
      ---------    provisions of the Employee Retirement Income Security Act of
                   1974 or Endowment Fune; see section 240.13d-1(b)(1)(ii)(F).

(g)                Parent Holding Company, in accordance with section
      ---------    240.13d-1(b)(ii)(G). (Note: See Item #7)

(h)   ---------    Group, in accordance with section 240.13d-1(b)(1)(ii)(H).


ITEM #4
-------

OWNERSHIP.

      (a)   Amount Beneficially Owned:                      713,010

      (b)   Percent of Class:                               5.90%

      (c)   Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:                  NONE

        (ii)  shared power to vote or to direct the vote:                NONE

       (iii)  sole power to dispose or to direct the disposition of:  713,010

        (iv)  shared power to dispose or to direct the disposition of:   NONE


ITEM #5.
--------

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                             Not applicable

CUSIP NO.   44860M801             SCHEDULE 13G     PAGE   5  OF   6  PAGES  13 G
         ---------------------                          -----   -----       ----


ITEM #6
-------

Ownership of More Than Five         Froley, Revy Investment Co., Inc. is deemed
Percent on Behalf of Another        to be a beneficial owner for purposes of
Person:                             Rule 13(d) since it has the power of
                                    Investment decision over securities for
                                    several unrelated clients. It does not,
                                    however, have any economic interest in the securities of those clients. The clients are the actual holders of the securities and have the sole right to receive and have the power to direct the receipt of dividends from or the proceeds from the sale of such securities. No client has an interest which relates to 5% or more of this security.

ITEM # 7
--------

IDENTIFICATION AND CLASSIFICATION
OF THE SUBSIDIARY WHICH ACQUIRED
THE SECURITY BEING REPORTED ON BY
THE PARENT HOLDING COMPANY.         Not applicable

ITEM # 8
--------

IDENTIFICATION AND CLASSIFICATION
OF  MEMBERS AND THE GROUP.          Not applicable

ITEM # 9
--------

NOTICE OF DISSOLUTION OF THE GROUP. Not applicable

ITEM #10
--------

CERTIFICATION:    By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing

CUSIP NO.     44860M801            SCHEDULE 13G        PAGE   6   OF   6   PAGES
         ---------------------                              -----    -----


ITEM # 10  (CONTINUED)

                   the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction have such purposed or effect.

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


----------------------------                   -------------------------
Andrea O'Connell                                 Date
Managing Director
Froley, Revy Investment Co., Inc.